Exhibit 99.5

Points International Ltd. Reports Third Quarter 2012 Financial Results

– Revenue of $34.3 million, up 19% year-over-year

– Gross Margin of $7.0 million, up 11% year-over-year

– Reiterate 2012 guidance; anticipates 15-20% organic revenue growth over 2011

Toronto, Canada, November 7, 2012 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, today announced results for the third quarter ended September 30, 2012.

“The third quarter represented another period of solid financial progress for Points International, with revenues up 19% and gross margins up 11% year-over-year,” said Points Chief Executive Officer Rob MacLean. “Our profitability metrics for the quarter continue to reflect strategic investments to support the long-term growth of our business. Importantly, we are on track to meet our financial objective of 15-20% organic revenue growth in 2012.”

MacLean continued, “Critical to the ongoing growth of our platform is adding additional partners as well as enhancing our existing partner relationships. We are pleased to have made progress against both of these objectives since the end of the second quarter of 2012. With that said, we recently welcomed both Wyndham Hotel Group’s Wyndham Rewards and Meliá Hotels Mas Rewards to the Points partner platform, further expanding our penetration in the hospitality space. We also extended our Corporate Platform by welcoming leaders in the gasoline loyalty markets, Speedway Speedy Rewards and SVM Fuel Circle, to our platform. We are also proud to announce the expansion of our relationships with current partners Virgin Atlantic, Scandinavian Airlines, Lufthansa, Icelandair, Alitalia and La Quinta Hotels. Each of these partners has added products or applications since the end of Q2 2012.”

MacLean concluded, “Further extending our international footprint, we are excited to announce our minority investment, alongside the global loyalty company Aimia, in China Rewards, a retail coalition loyalty program start-up based in Shanghai, China. While the near-term contribution of this minority investment is not expected to be meaningful, given China Rewards’ long-term partnership with China Union Pay, one of the world’s largest network operators and the only domestic payment card in China, this partnership will offer Points an immediate and credible presence in the rapidly growing Chinese market.”

Third Quarter 2012 Financial Results

Total revenue of $34.3 million was up 19% from $28.8 million in the third quarter of 2011 and down 5.5% from $36.3 million in the prior quarter. Principal revenue totaled $32.2 million, up 20% from $26.9 million in the third quarter of 2011 but down 6.0% from $34.2 million in the prior quarter. Other partner revenue was $2.2 million, up 13% from $1.9 million in the third quarter of 2011 and flat with the prior quarter. The accelerated year-over-year increase in revenue was largely due to organic growth of existing partnerships, and, to a lesser extent, the impact of new products and partners launched over the past twelve months.

Gross margin totaled $7.0 million, or 21% of total revenue, a solid 11% increase from $6.3 million, or 22.0% of total revenue, in the third quarter of 2011 and roughly flat with $7.1 million, or 20% of total revenue, in the prior quarter. The year-over-year increase in gross margin was reflective of the organic growth of current partnerships, the impact of new partners and products launched over the past twelve months, and the relative mix of partner and product sales.

The Company has continued to focus on strategic investments and hires for the long-term growth of Points International. In light of these investments, EBITDA was $1.6 million in the third quarter. This compares to $1.9 million in the third quarter of 2011 and $2.1 million in the prior quarter. On a year-to-date basis, EBITDA increased 32% over the prior nine month period, benefitting from incremental gross margin dollars on higher revenue.

Net income was $0.7 million, or $0.05 per share. This compares to net income of $1.7 million, or $0.11 per share in the third quarter of 2011, and net income of $1.3 million, or $0.09 per share, in the prior quarter. The year-over-year decrease in net income was largely due to a combination of lower EBITDA, higher depreciation and amortization charges, and a deferred tax recovery recorded in the prior-year quarter.

As of September 30, 2012, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash and amounts with payment processors, was $45.5 million, up from $44.0 million at June 30, 2012. The company remains debt free and is pleased with its overall financial position.

Third Quarter 2012 Business Metrics

	Q3/12	Q3/11	Q3/12 vs. Q3/11	Q2/12	Q3/12 vs. Q2/12
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	3,496,314	3,337,367	5%	3,455,853	1%
No. of Points/Miles Transactions	345,929	327,640	6%	390,244	(11%)
LOYALTY CURRENCY SERVICES
Points/Miles Transacted (in 000s)	3,067,276	2,979,925	3%	3,056,598	0%
No. of Points/Miles Transactions	325,470	306,195	6%	328,722	(1%)
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	429,038	357,442	20%	399,255	7.5%
No. of Points/Miles Transactions	20,459	21,445	(5%)	61,522	(67%)
Cumulative Registered Users	3,356,522	2,837,801	18%	3,235,685	4%

Corporate Development

Subsequent to the quarter end, Points International, along with partner Aimia, entered into an agreement to invest up to $5.0 million each into China Rewards, a retail coalition loyalty program start-up based in Shanghai, China. Despite being one of the world’s largest economies, China’s loyalty market is still in the very early stages of development. As a result, Points views its minority stake in China Rewards as a long-term investment that offers the Company an early opportunity to partner locally and begin building a presence in one of the world’s largest economies.

Investor Conference Call

Points’ conference call with investors will be held today at 5:00 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0789 ten minutes prior to the start time. International dialers should call (201) 689-8562.

In addition, the call is being webcast and can be accessed at the Company’s web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through November 21, 2012 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 401228.

About Points International Ltd.

Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards.

Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine's top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

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Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2012 with respect to organic revenue growth, the size of our pipeline opportunity and our operating leverage. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Foster / Kimberly Esterkin
lauraf@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin1

Expressed in thousands of United States dollars	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Total revenue	$34,339	$28,807	$98,706	$90,005
Direct cost of principal revenue	27,300	22,491	78,124	72,395
Gross margin	$7,039	$6,316	$20,582	$17,610
Gross margin %	21%	22%	21%	20%

Reconciliation of Operating Income to EBITDA2

Expressed in thousands of United States dollars	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Operating income	$856	$1,298	$2,730	$2,068
Depreciation and amortization	715	622	2,075	1,630
Foreign exchange (gain) loss	(19)	4	(35)	(88)
EBITDA	$1,552	$1,924	$4,770	$3,610

_______________________
1 Gross Margin is considered by Management to be an integral measure of financial performance and is defined as total revenues less the direct cost of principal revenues. However, gross margin is not a recognized measure of profitability under IFRS.
2 EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under IFRS.

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts	For the three months		For the nine months
(Unaudited)	ended		ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
REVENUE
Principal	$32,172	$26,900	$91,720	$84,363
Other partner revenue	2,159	1,903	6,960	5,629
Interest	8	4	26	13
Total Revenue	34,339	28,807	98,706	90,005

EXPENSES
Direct cost of principal revenue	27,300	22,491	78,124	72,395
Employment costs	3,791	3,021	10,995	9,523
Marketing & communications	458	392	1,237	1,019
Technology services	110	146	362	448
Depreciation and amortization	715	622	2,075	1,630
Foreign exchange (gain) loss	(19)	4	(35)	(88)
Operating expenses	1,128	833	3,218	3,010
Total Expenses	33,483	27,509	95,976	87,937

OPERATING INCOME	856	1,298	2,730	2,068
Interest and other charges	(8)	(8)	(8)	(25)
EARNINGS BEFORE INCOME TAX	864	1,306	2,738	2,093
Deferred income tax expense (recovery)	118	(356)	114	119
NET INCOME	746	1,662	2,624	1,974

OTHER COMPREHENSIVE INCOME (LOSS)
Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $78 and $93 for the three and nine months ended September 30, 2012 (2011 – recovery of $143 and $93)	216	(364)	257	(237)
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $18 and $40 for the three and nine months ended September 30, 2012 (2011 – $32 and $124)	(50)	(81)	(113)	(315)
Other comprehensive income (loss) for the period, net of income tax	166	(445)	144	(552)

TOTAL COMPREHENSIVE INCOME	$912	$1,217	$2,768	$1,422

EARNINGS PER SHARE
Basic earnings per share	$0.05	$0.11	$0.17	$0.13
Diluted earnings per share	$0.05	$0.11	$0.17	$0.13

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	September 30,	December 31,
	2012	2011

ASSETS
Current assets
Cash and cash equivalents	34,145	34,853
Restricted cash	1,632	1,619
Funds receivable from payment processors	7,126	10,837
Security deposits	2,643	2,461
Accounts receivable	1,682	2,411
Prepaid expenses and other assets	1,161	1,013
Total current assets	48,389	53,194

Non-current assets
Property and equipment	1,818	1,712
Intangible assets	3,424	4,566
Goodwill	2,580	2,580
Deferred tax assets	1,423	1,575
Note receivable	254	-
Other assets	594	658
Total non-current assets	10,093	11,091
Total assets	58,482	64,285

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	3,002	3,455
Payable to loyalty program partners	31,764	40,048
Provisions	49	98
Current portion of other liabilities	688	765
Total current liabilities	35,503	44,366

Non-current liabilities
Other liabilities	776	877
Total non-current liabilities	776	877

Total liabilities	36,279	45,243

SHAREHOLDERS’ EQUITY
Share capital	57,556	57,378
Contributed surplus	9,886	9,671
Accumulated other comprehensive income	187	43
Accumulated deficit	(45,426)	(48,050)
Total shareholders’ equity	22,203	19,042
Total liabilities and shareholders’ equity	58,482	64,285

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		gains/(losses)	other	deficit	equity
				on cash flow	comprehensive
				hedges	income
					(loss)
Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net income	-	-	-	-	-	2,624	2,624
Other comprehensive income	-	-	-	144	144	-	144
Total comprehensive income	-	-	-	144	144	2,624	2,768
Effect of share option compensation plan	-	475	475	-	-	-	475
Effect of RSU compensation plan	-	166	166	-	-	-	166
Share issuances	1,138	(426)	712	-	-	-	712
Share capital held in trust	(960)	-	(960)	-	-	-	(960)
Balance at September 30, 2012	$57,556	$9,886	$67,442	$187	$187	$(45,426)	$22,203

Balance at December 31, 2010	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153
Net income	-	-	-	-	-	1,974	1,974
Other comprehensive loss	-	-	-	(552)	(552)	-	(552)
Total comprehensive income	-	-	-	(552)	(552)	1,974	1,422
Effect of share option compensation plan	-	477	477	-	-	-	477
Share Issuances	682	(169)	513	-	-	-	513
Balance at September 30, 2011	$57,365	$9,563	$66,928	$(255)	$(255)	$(50,108)	$16,565